UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by Kohlberg Investors VII, L.P., a Cayman Islands limited partnership, to purchase all of the outstanding shares of the Company’s ordinary common stock, par value $0.001 per share, at a purchase price of $35.00 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on July 15, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

The last sentence under the heading “The Solicitation or Recommendation—Background of the Transaction” on page 16 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“As of August 11, 2013, a total of 64 parties were contacted, including Party A, Party B, Party C and Party D. The 64 parties contacted included parties that had been contacted during the Company’s 2012 strategic process, generally other than those that indicated they would not have any interest in acquiring the Company, and eleven parties have executed confidentiality agreements with the Company.”

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Transaction” on page 16 of the Schedule 14D-9:

“On July 12, 2013, in connection with the Company’s go-shop process, the Company entered into a confidentiality agreement with Party D, an investment firm with over $15 billion under management, and Party D began due diligence review. During the following weeks, the Company and its advisors engaged in discussions and negotiations with Party D and its advisors concerning its potential proposal. On July 18, 2013, the Company received a non-binding indication of interest from Party D to acquire all outstanding shares of Company Common Stock for $38.00 per share in cash.

On August 9, 2013, the special committee received a definitive proposal from Party D to acquire all outstanding shares of Company Common Stock for $38.00 per share in cash. The proposal included a fully negotiated merger agreement, firm financing commitment letters and a limited guaranty. In its proposal, Party D stated that its offer would expire at 6:00 p.m. New York City time on August 16, 2013. On August 9, 2013, the closing price of Company Common Stock was $36.23 per share.

On the morning of August 11, 2013, the Company Board held a meeting to receive an update on the go-shop process and to discuss the proposal from Party D. Mr. J.S. Kim and Mr. Messina were not in attendance and did not participate. Skadden Arps provided the Company Board with a summary of Party D’s proposal, highlighting that the terms and conditions of the proposed merger agreement from Party D were substantially identical to the terms and conditions of the Merger Agreement except for the increase in purchase price, the elimination of the financing proceeds closing condition, the elimination of the Go-Shop Period and the reduction of the amount of the termination fee in certain circumstances payable by the Company. Allen & Co. then summarized for the Company Board the proposed financing arrangements provided for in Party D’s proposal. After careful review and discussion of Party D’s proposal and the go-shop process, and after due consideration of its fiduciary duties, the disinterested members of the Company Board unanimously determined that Party D’s proposal to acquire all of the outstanding shares of Company

Common Stock at $38.00 per share in cash on the terms and conditions set forth in the proposed merger agreement and related documents from Party D constituted a Superior Proposal under the Merger Agreement and directed the Company’s management and its advisors to notify Parent and Acquisition Sub of the Board’s determination with respect to Party D’s proposal in accordance with the requirements of the Merger Agreement.

On August 11, 2013, the Company sent a Notice of Superior Proposal (as defined in the Merger Agreement) to Parent and Acquisition Sub regarding the Company’s receipt of Party D’s proposal, the Company Board’s determination that Party D’s proposal constitutes a Superior Proposal, that the Company intends to terminate the Merger Agreement if Party D’s proposal continues to be a Superior Proposal after taking into account any adjustments to the Merger Agreement that are proposed by Parent and Acquisition Sub and that the Company was prepared to negotiate in good faith with Parent and Acquisition Sub, if they so desire, prior to the expiration of a three-business-day period, to make any adjustments in the terms and conditions of the Merger Agreement and the related documents.

On August 12, 2013, before the market opened, the Company announced in a press release its receipt of a Superior Proposal, which press release is attached as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

The Board has not effected an Adverse Recommendation Change (as defined in the Merger Agreement) with respect to the Offer or terminated the Merger Agreement. Under the Merger Agreement, Parent and Acquisition Sub have certain matching rights, including the right to make adjustments in the terms and conditions of the Merger Agreement and related documents prior to the expiration of a three-business-day period ending on August 14, 2013. If negotiations with Kohlberg do not result in amendments to the Merger Agreement that would cause the transactions contemplated by the Merger Agreement to be superior to Party D’s proposal, as determined by the Company Board, the Company expects, promptly upon the expiration of the three-business-day negotiating period, to terminate the Merger Agreement and to enter into the proposed merger agreement with Party D. In the event the Company terminates the Merger Agreement, the Company would concurrently pay Parent and Acquisition Sub a $6.675 million termination fee.”

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by amending and restating in its entirety the paragraph under the heading “Additional Information—Stockholder Litigation” on page 30 of the Schedule 14D-9 as follows:

“Following announcement of the Merger Agreement, three putative stockholder class actions were filed in the Court of Chancery of the State of Delaware. The actions are Tillo v. Steinway Musical Instruments, Inc., et al., C.A. No. 8713 (filed July 10, 2013), Soriano v. Steinway Musical Instruments, Inc., et al., C.A. No. 8729 (filed July 15, 2013) and Yeagle v. Steinway Musical Instruments, Inc., et al., C.A. No. 8740 (filed July 22, 2013). On July 22, 2013, an amended complaint was filed in the Soriano action. On July 30, 2013, these lawsuits were consolidated into a single class action. The complaint alleges that the directors of the Company breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly failed to take steps to maximize the value of the Company to its public stockholders, they allegedly failed to properly value the Company and they alleged agreed to unreasonable deal protection devices. The complaint additionally alleges that the directors of the Company failed to provide the Company’s stockholders with material information and/or provided them with materially misleading information in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on July 15, 2013. The complaint also alleges that Kohlberg & Company, L.L.C., Parent, Acquisition Sub and the Company aided and abetted those alleged violations. The plaintiffs purport to bring the action on behalf of a class of Company stockholders, and seek relief that includes, among other things, an order: (i) enjoining the solicitation of stockholder votes relating to the Offer and the Merger; (ii) rescinding the Offer; (iii) directing the directors of the Company to account for damages suffered; and (iv) awarding payment of plaintiff’s attorneys’ fees and costs.”

Item 9. Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(I)	Press Release issued by the Company, dated August 12, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name: Title:	Michael T. Sweeney President and Chief Executive Officer

Dated: August 12, 2013